UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

AbCellera Biologics Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

00288U 10 6

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00288U 10 6	SCHEDULE 13G	Page 2 of 7 Pages

1.	Names of Reporting Person Carl L.G. Hansen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 58,993,307 (1)
	6.	Shared Voting Power
	7.	Sole Dispositive Power 58,993,307 (1)
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 58,993,307 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.4% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 55,859,493 common shares of AbCellera Biologics Inc., a British Columbia corporation (the “Issuer”), no par value per share (“Common Shares”) held by Thermopylae Holdings Ltd., (ii) 449,000 Common Shares directly held by Dr. Hansen, and (iii) 2,684,814 Common Shares issuable to Dr. Hansen upon exercise of share options exercisable within 60 days after December 31, 2022.

(2)

The percentage of the outstanding Common Shares beneficially owned by Dr. Hansen is based on (i) 286,100,427 Common Shares outstanding as of November 3, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022 and (ii) 2,684,814 Common Shares issuable to Dr. Hansen upon exercise of share options exercisable within 60 days after December 31, 2022, which have been added to the Common Shares reported as outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 00288U 10 6	SCHEDULE 13G	Page 3 of 7 Pages

1.	Names of Reporting Person Thermopylae Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Columbia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 55,859,493
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 55,859,493
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 55,859,493
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.5% (1)
12.	Type of Reporting Person (See Instructions) OO

(1)

The percentage of the outstanding Common Shares beneficially owned by Thermopylae Holdings Ltd. is based on 286,100,427 Common Shares outstanding as of November 3, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 00288U 10 6	SCHEDULE 13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer

AbCellera Biologics Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

2215 Yukon Street

Vancouver, BC V5Y 0A1

Item 2.

(a)	Name of Person Filing

Carl L.G. Hansen

Thermopylae Holdings Ltd.

(b)	Address of Principal Business Office or, if none, Residence

c/o AbCellera Biologics Inc.

2215 Yukon Street

Vancouver, BC V5Y 0A1

(c)	Citizenship

Carl L.G. Hansen is a citizen of Canada. Thermopylae Holdings Ltd. is a company incorporated under the Business Corporations Act of British Columbia, Canada.

(d)	Title of Class of Securities

Common Shares, no par value per share

(e)	CUSIP Number

00288U 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 00288U 10 6	SCHEDULE 13G	Page 5 of 7 Pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) and (b) Amount beneficially owned:

(i)

Dr. Hansen may be deemed to have voting and dispositive power over (i) 55,859,493 Common Shares directly owned by Thermopylae Holdings Ltd., which is wholly owned by Dr. Hansen, (ii) 449,000 Common Shares directly held by Dr. Hansen, and (ii) 2,684,814 Common Shares issuable to Dr. Hansen upon exercise of share options exercisable within 60 days after December 31, 2022. The aggregate of 58,993,307 Common Shares with respect to which Dr. Hansen may be deemed to have voting and dispositive power represents approximately 20.4% of the outstanding Common Shares.

The percentage of the outstanding Common Shares beneficially owned by the Dr. Hansen is based on 286,100,427 Common Shares outstanding as of November 3, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022 and (ii) 2,684,814 Common Shares issuable to Dr. Hansen upon exercise of share options exercisable within 60 days after December 31, 2022, which have been added to the Common Shares reported as outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

(ii)	Thermopylae Holdings Ltd. directly owns 55,859,493 Common Shares, representing approximately 19.5% of the outstanding Common Shares.

The percentage of the outstanding Common Shares beneficially owned by Thermopylae Holdings Ltd. is based on 286,100,427 Common Shares outstanding as of November 3, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

(c) Number of shares as to which such person has:

	Number of Shares of Common Shares
Reporting Person	(i)		(ii)	(iii)		(iv)
Carl L.G. Hansen	58,993,307	*		58,993,307	*
Thermopylae Holdings Ltd.	55,859,493			55,859,493

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of
*	See Item 4(a) and (b) above.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

CUSIP No. 00288U 10 6	SCHEDULE 13G	Page 6 of 7 Pages

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP No. 00288U 10 6	SCHEDULE 13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2023	Carl L.G. Hansen

/s/ Carl L.G. Hansen

Thermopylae Holdings Ltd.

	By:	/s/ Carl L.G. Hansen
	Name:	Carl. L. G. Hansen
	Title:	Director